Filed Pursuant To Rule 433

Registration No. 333-275079

December 18, 2023

Michael Sonnenshein on Bloomberg TV - 12/18/23

KATIE GREIFELD: Michael we are counting down to finally a potential US spot Bitcoin ETF approval and potentially conversion of GBTC from a trust into a physically backed E--ETF. So I wanna start here with fees because GBTC of course charges 2% and we haven't seen fees from all the other applicants at this point, but we do know that ARC and 21 shares, they have an 80 basis point fee on their application. Now you've said many times that you will lower fees if converted. Can you give us any idea here of what that fee will be?

GRAYSCALE CEO, MICHAEL SONNENSHEIN: Well, I'll tell you again, we will lower fees upon conversion. I feel like as, as optimistic as I've ever been, um, about getting closer and closer to the GBTC uplisting based on the conversations we've been having with the staff, uh, around the mechanics that underpin spot Bitcoin ETFs. But we will have to wait until we get all the regulatory approvals before announcing what that new fee will be.

GREIFELD: Can you give us any sort of range here? Are we talking below 1%? Above 1%?

SONNENSHEIN: I'll, you'll have to invite me back on the show and I'll tell you.

GREIFELD: And you said that that will apply at conversion so that I take it to mean will apply at launch, that lowered fee.

SONNENSHEIN: Yeah, the first day that we see GBTC uplisted to the New York Stock Exchange as a spot Bitcoin ETF should carry that new lower fee.

GREIFELD: And why wait, why not just lower fees now while GBTC is still a trust?

SONNENSHEIN: Well, right now our actually main focus is really just on the conversion itself. So one of the things that I think is so important in this conversation around spot Bitcoin ETFs coming to market is that the conversation is really graduated from really only focusing on that underlying spot market, which is really where we were spending our time with the staff to now instead really focusing on the underlying guts and mechanics of getting the SEC comfortable with how these products would actually function in market. So this is priority number one for my team, for the firm and obviously for hundreds of thousands of investors across the US

GREIFELD: And we're gonna get to the guts and the mechanics. But let's talk a little bit about flows because I don't need to tell you that GBTC has seen billions of dollars of inflows this year. Of course it's been a great year for Bitcoin itself. JP Morgan in a recent uh, research report wrote that speculation that GBTC will actually convert into an ETF that's fueled a lot of this inflow and as a result, $2.7 billion could exit after the fact as investors take profits. So that's the JP Morgan view. What's your response?

SONNENSHEIN: So my view and my team's view is that the arrival of GBTC as a uplisted spot Bitcoin ETF, as well as spot Bitcoin ETFs more generally, is actually the beginning of an opportunity for the advised wealth market in the United States. That's about $30 trillion of wealth that by and large has not had products that they can go into to obtain spot Bitcoin exposure. Now as you said, GBTC has been a very popular investment vehicle for investors of all shapes and sizes to get regulated Bitcoin exposure and many of them are doing so today, right? We've seen the discount on GBTC narrow considerably this year as investor optimism around its uplisting has continued to take place. But I think for us, we certainly see that there's a lot of pent up demand in that advised community. Um, and we do think that GBTC as well as other products will actually experience a lot of that inflow upon conversion upon uplisting.

GREIFELD: Are you preparing though, for the possibility that the JP Morgan hypothetical scenario plays out and you do see substantial inflows after conversion?

SONNENSHEIN: Well, it's actually been a scenario we've been long prepared for. There are multiple spot, uh, I'm sorry, there are multiple bitcoin futures ETFs on the market and we've been prepared for a world in which there are multiple spot Bitcoin products on the market. Um, ultimately I do think investors should have choice when it comes to that. And the differentiators that I already know will be in play for GBTC are its 10 year track record, its billions and billions of dollars of size, Um, and certainly its liquidity, right? There's hundreds of millions of dollars trading in GBTC already every single day.

GREIFELD: And let's talk about timeline because that's what everyone is wondering about. Uh, their market consensus seems to be that the SEC will go with a common clock approach that it'll approve and allow all the, uh, pending applications to list on the same day. There's also speculation that GBTC, it might not actually convert on that same day. What do you think is behind that speculation?

SONNENSHEIN: Well, I think the SEC now has, you know, certainly on the heels of our court decision earlier this summer where the DC Circuit actually ruled that the SEC was acting arbitrarily and capriciously. I think that the SEC should and does in fact want to create an even playing field. Um, and so we've publicly been advocates of the fact that when the commission is ready to give the requisite approvals for spot products to come to market, that it should be done all at once. The issuers who are operationally ready to launch their products should come out the gate all at once. Um, and I'm certainly proud to share with you the Grayscale team has been operationally ready to uplist GBTC for a long time now.

GREIFELD: Is there a possibility though that GBTC is on a different timeline from these other issuers and that the SEC unlike uh, a fresh application doesn't necessarily have a deadline when it comes to the conversion?

SONNENSHEIN: Well, you're seeing actually already that the 19b-4 application that we filed back in 2021, which was subsequently denied and has since been vacated by the court, is actually very much still alive and well.You're seeing the recent meetings we've had with the SEC be added to that comment file. You're seeing public investors, academics also adding comments to that file. So I don't believe that there's necessarily a different timeline here. And again, really thinking about that even playing field that the SEC wants to have, plus it would put them in a terrible spot if they were to disadvantage the hundreds of thousands of investors in GBTC thinking about other products coming to market before it.

GREIFELD: All right, Michael, we promised guts, so let's get into the plumbing here because the current buzz is all about cash versus in-kind redemptions. And it seems to be the current market narrative is that the SEC would prefer cash since it would keep the brokers away from actually handling Bitcoin. Uh, it seems like you and other issuers have been pushing for in-kind. Just taking a look at some of these meeting memos, uh, with the SEC, what is the benefit of in-kind redemptions?

SONNENSHEIN: So I'm so glad you're asking about this 'cause this is such a critical issue and is actually the focal point of a lot of the recent SEC interactions as well as our filings and the slides that we've made in those meetings. When you look at other spot commodity ETFs here in the US and there's over a dozen of them and they provide exposure for investors to everything from gold to silver to platinum to palladium, all of those products leverage an in-kind transaction model, in-kind creations, in-kind redemptions. And so our positioning here is that the model works, it works well, it protects investors, it creates tight spreads, it creates liquidity and ultimately creates a positive investor experience. And so now while Bitcoin itself may be a novel asset, um, the ETF wrapper is not, it's been around for decades at this point. And so as we're at this pivotal moment to actually finally see spot Bitcoin ETFs come to market, we shouldn't be breaking with convention. Instead, we should actually be following convention because these products trade very well and the same should be applying to Bitcoin. Bitcoin should not be given a different treatment than that of other commodities.

GREIFELD: And it's worth pointing out that in typical ETFs of course, in-kind is the life of the land. That's really the typical structure that's used. Uh, it's interesting when it comes to physically backed commodity ETFs. You've made the point recently that you wouldn't have the same negative tax implications potentially that the investors receive in the form of capital gains distributions, even if these were to be cash, uh, redemptions. With that in mind, why still push for in-kind? Is there any actual difference felt by investors?

SONNENSHEIN: Well, ultimately, if products like GBTC are uplisted as spot Bitcoin ETFs, then to have more market participants, not just those authorized participants that can transact with cash creations and redemptions, but also in-kind creations and redemptions will open the market to a much larger audience. I think for us, we're also advocating for this purely in the name of investor protection. What we wouldn't want to see happen is solely have cash creations across the ecosystem, across all these products, and for example, see scenarios, and again, this is hypothetical, but you wouldn't wanna see scenarios where perhaps the ETF shares trade away from their net asset value. You wouldn't wanna see scenarios where the spread between where the ETF is trading, the bid-ask spread widens out, right? We don't want these added costs going into investors when they're finally able to access Bitcoin through the protections of the ETF wrapper. And we really, really are advocating that both of these options be made available to create more efficient product structures.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.